

October 12, 2010

Mr. Roger A. Newell
Chief Executive Officer and Chief Financial Officer
Lake Victoria Mining Company
1781 Larkspur Drive
Golden, Colorado 80401

> **Re: Lake Victoria Mining Company**
> **Form 10-K for Fiscal Year Ended March 31, 2010**
> **Filed July 14, 2010**
> **File No. 0-53291**

Dear Mr. Newell:

We have reviewed your filings and response letters dated July 29, 2010, August 17, 2010, and September 7, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We reissue the second sentence of prior comment 2 from our letter to you dated July 14, 2010. Please provide us with a detailed letter of response in which you indicate precisely where in the amended filing(s) you have addressed each previously issued comment from all staff letters beginning with the letter we issued to you on January 29, 2010. Also make clear where you address each comment from this letter.

2. Where comments on a filing also relate to disclosure in another filing, such as the Form 10-Q for the period ended June 30, 2010, please make parallel changes to all affected filings. This will eliminate the need for us to repeat similar comments.

Form 10-K for Fiscal Year Ended March 31, 2010

Market Price for the Registrant's Common Equity, page 42

3.   Provide all the disclosure that Item 701 of Regulation S-K requires. In that regard, it appears that many of your filings, including the most recent Form 10-Q for the period ended June 30, 2010, do not identify all sales during the pertinent period, nor do they provide all the required Item 701 disclosure. For example, it is unclear where in this Form 10-K you provide all the disclosure which Items 701(a), 701(b), 701(c), and 701(d) require with regard to the 7,343,650 units you sold for $1,448,730 as of March 31, 2010, as noted under the caption "Subsequent Events" (Note 14) at page 74. To facilitate the staff's understanding of your history of private placements and with a view toward expanded disclosure, please provide us with a detailed chronology of all such sales from January 1, 2009, through the present. We may have additional comments after reviewing your response.

Financial Statements and Supplementary Data, page 52

Note 2—Summary of Significant Accounting Policies, page 60

4.   Please amend your Form 10-K for the Fiscal Year Ended March 31, 2010 to revise your cash flow statements and your mineral properties accounting policy disclosures to respond to prior comment 5 per comment letter dated July 14, 2010

Executive Compensation, page 82

5.   We note your response to prior comment 5 from our letter to you dated January 29, 2010, and we reissue the comment.

6.   Please provide all the tabular disclosure and explanatory text which Item 402 of Regulation S-K requires, including all information which each of Items 402(n), 402(o), and 402(p) require, in the format specified. For example, in the table which should be captioned "Summary Compensation Table," you include entries of "0" both for salary and for stock awards, notwithstanding the explanatory footnote you provide in each case and the disclosure which appeared in the Director's Compensation Table in the Form 10-K you filed for the year ended March 31, 2009.

Certain Relationships and Related Transactions, page 84

7.   You provide new disclosure under Commitments and Contingencies (Note 13) regarding the "Mineral Financing Agreement" Kilimanjaro signed with an unnamed director and the "Mineral Properties Sales and Purchase agreements" which he subsequently entered into on behalf of Kilimanjaro or the company. You state that the total purchase consideration will be $7,029,404. Identify the director, and expand this section to provide all the detailed disclosure that Item 404 of Regulation S-K requires.

8.   File as exhibits all material agreements entered into by that director, both with and on behalf of Kilimanjaro or the company, as Item 601(b)(10) of Regulation S-K requires. See also Instruction 2 to Item 601(b)(10) of Regulation S-K.

Exhibits and Financial Statement Schedules, page 85

9.   We note your references to your subsidiaries, including at pages 60 and 65. Please file as an exhibit a list of your subsidiaries. See Item 601(b)(21) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director